                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the month of      MAY, 2002
                                       ---------------------

                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
            --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F       X              Form 40-F
                    -------------                   ------------

[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes                              No       X
                    -------------                   ------------



[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-         N/A
                                      ---------------------------


Description of document filed: AMVESCAP GLOBAL STOCK PLAN SOLD 113,374
                               ---------------------------------------
                               ORDINARY SHARES
                               ---------------

AMVESCAP PLC
505347
IMMEDIATE RELEASE  15 MAY 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 10 May, 2002 the Trustee of the AMVESCAP Global Stock Plan ("the Plan") sold 113,374 ordinary shares of AMVESCAP PLC at (pounds sterling)7.3443 on behalf of beneficiaries of the plan. The Company was notified of the sale on 15 May 2002.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.










15 MAY 2002

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                        -----------------------------
                                                (Registrant)


Date  15 MAY, 2002                      By  /s/ ANGELA TULLY
                                          ---------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary